Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement
on Form S-4: 333-168320

This document was distributed by Aon Corporation to its Aon Global colleagues and by Hewitt Associates, Inc. to its associates beginning on August 12, 2010.

Associate Questions and Answers

General
Q. A.

Aon: How does the merger affect Aon’s strategy for Aon United?

The opportunities to unite our firm as a result of this merger are enormous. This merger will strengthen our ability to bring solutions from any part of our business to all other parts of our business. It will make our human resource consulting and outsourcing business more attractive to our ARS and Aon Benfield colleagues for cross-selling purposes. For example, we will be able to leverage Hewitt’ industry-leading benefits administration, HRO and consulting capabilities to our ARS clients, as well as their large client base, to drive increased revenues for ARS.

Q. A.

Why are Aon Corporation and Hewitt Associates merging?

The Aon/Hewitt merger provides an opportunity to deliver even more value to stockholders, clients, and associates. We’ll have a strong global organization and offer an even broader spectrum of consulting and outsourcing services to our clients looking to address an increasingly complex set of challenges. With $4.3B in annual revenues, the combined Aon Hewitt will be the leader in our industry, and part of a larger $10.7B business. Each of our organizations brings a variety of both unique and complementary solutions and capabilities that, combined, will bring more resources, more talent, more investment, and broader global reach to our clients. The combination will create new and broader career development opportunities for many associates in both organizations.

Q. A.

Will Aon’s or Hewitt’s leadership team remain in place?

The success of both of our companies has been largely due to our people. We expect that the new Aon Hewitt management team will be composed of leaders from both organizations.

We don’t have the specifics on that today, but we are fully committed to working through a thoughtful and efficient process to name the leadership team.

Q. A.

Will Hewitt keep its brand name?

Preserving the Hewitt name and reputation is a priority for both companies. After receiving all regulatory and stockholder approvals, and after closing the transaction, the new business segment will be named Aon Hewitt.

Q. A.

Aon and Hewitt offer different service lines. Do we plan to shut down any lines of business?

Aon is excited about the products and services Hewitt offers and vice versa. Together, we have big plans for growth. There are no plans to shut down any business lines at this time. We are putting these companies together to bring the best of our collective solutions to our clients. The companies are highly complementary with little overlap, which is the beauty of this combination.

Q. A.

When will the transaction close?

We expect to close the transaction in November. We need to file a joint proxy statement/prospectus and we must receive approvals from regulators and stockholders before the merger can be completed.

Q. A.

What are the implications to Aon’s stock price?

We should not focus on the stock price as it will go up and down over time. Our focus should be on delivering distinctive value for clients. If we accomplish this, our clients, our associates, and our stockholders will be rewarded over the long term.

Q. A.

Aon: How does this transaction affect future investments / acquisitions?

The merger will strengthen Aon’s client-serving capabilities around the globe, while generating strong cash flow for continued investment in long-term growth opportunities.

Q. A.

I’ve seen a number of articles about lawsuits against Hewitt. What are these all about?

While we don’t comment on pending litigation, these types of lawsuits are not unexpected in response to a transaction of this size. We are confident that the Board acted appropriately and in the best interests of Hewitt’s stockholders.

Q. A.

What should we tell suppliers?

At this time our message to suppliers is that we are operating “business as usual.” If you need to escalate, contact Mark Power for Hewitt (847.442.2908) or Lewis Love for Aon (1-312-381-3094).

Q. A.

What if I am asked to comment on the merger by a member of the media or analyst community?

Neither Aon colleagues nor Hewitt associates should, under any circumstances, make comments to any members of the media or industry/financial analysts.

Hewitt associates:

•   Please direct any U.S. media inquiries to Maurissa Kanter, Public Relations, at

847-442-0952, and European media inquiries to Colin Mayes, at +44 0 1372 733 689.

•   All financial or investor inquiries should be directed to Sean McHugh, Investor Relations, at 847-442-4176.

Aon colleagues:

•   Please direct all media inquiries to David Prosperi, Public Relations, at 312-381-2485.

•   All financial or investor inquiries should be directed to Scott Malchow, Investor Relations, at 312-381-3983.

NEW	Q.	I’m confused about the relationship between Aon Corporation, Aon Hewitt, and Aon Consulting. Can you clarify?
A.

Aon Corporation is organized into two global business segments—one focused on risk and the other focused on people. The risk business focuses on insurance brokerage and includes Aon Risk Services, which is their retail brokerage arm, and Aon Benfield, their reinsurance arm. The people, or human capital, segment is Aon Consulting, which includes both their consulting and outsourcing practices.

Hewitt will be acquired by Aon Corporation at the close of the deal, but Hewitt’s operations will be merged with those of Aon Consulting to form Aon Hewitt. Together we will become the new human capital segment and Russ will serve as the segment chairman and CEO.

NEW	Q. A.

Will Hewitt move to a calendar-based fiscal year?

Yes. Aon uses a January — December calendar year, and Hewitt will migrate to that after the transaction closes. Hewitt will adjust the FY11 planning to account for the difference between the close date and the beginning of Aon’s fiscal year.

NEW	Q.	Why do we have to have the “safe harbor” and “additional information” on all of our internal and external communications related to the merger?
A.

The safe harbor and additional information language is a requirement under the federal securities laws. Since both Aon and Hewitt are public companies, we have to include the language to provide the appropriate guidance about our communications for our stockholders—both inside and outside the company.

NEW	Q. A.

Hewitt: How does the proposed merger affect the FY11 budgeting process?

We will move forward with the budgeting process according to our normal schedule, but will develop our plans for a 15-month period to synch up with Aon’s fiscal year. At the close of the transaction, our finance teams will integrate the plans of any parts of the business that will be managed jointly.

NEW	Q. A.

Hewitt: How will we maintain the Hewitt standard of quality during and after the transition?

Hewitt has built its reputation on the standard of quality we deliver for our clients day in and day out. Our commitment to high-quality service delivery does not change with this merger. We will continue to use the management practices, processes, and quality assurance protocols we have in place today to ensure service delivery excellence for our clients. It is critical that our client teams stay focused on our clients’ needs and avoid becoming distracted by the integration activities. Our commitment is to keep our clients current on the latest developments to minimize uncertainty.

NEW	Q. A.

Hewitt: Will we continue to move forward with the new Finance ERP platform?

Yes. We will postpone the planned roll-out a few months, but will continue to move forward with the launch of our new global Finance ERP. We are currently targeting a go-live no earlier than January 1, 2011. Aon is on an older version of PeopleSoft, but we have not yet made any decisions about how we might integrate or convert platforms. Stay tuned for more information on any timing changes.

NEW	Q. A.

Hewitt: I have an open requisition for a position on my team. Can we continue the hiring process?

Talk to your aligned recruiter for guidance on the status of any requisitions. Business leaders are reviewing all open requisitions against client commitments and we will continue to hire key skills that are time-sensitive. Open requisitions for various corporate functions and non-critical positions are being cancelled or put on hold.

About Hewitt

Q. A.

Who is Hewitt? What do they do?

Hewitt is one of the world’s leading HR consulting and outsourcing companies. Today, more than 23,000 employees are serving clients in more than 30 countries with a clear focus on delivering excellent customer service and measurable business results. Hewitt helps more than 3,000 clients around the world anticipate and solve their most complex benefits, talent, and related financial challenges. Its client list is a mix of complex global organizations, growing mid-sized businesses, and companies somewhere in between. Hewitt serves nearly two-thirds of the FORTUNE 500, and 95% of its largest clients have been partnered with the companyu for more than five years. This breadth and depth of experience is unmatched in the industry. As the leading expert in the field, Hewitt is helping to shape the debate on some of the toughest people issues in areas like healthcare reform, retirement reform, and executive compensation practices. Hewitt has some of the most reliable data in the industry on the topics, and also has some of the best thought leaders making sense of the trends and helping to design what’s next.

Q. A.

Is Hewitt a publicly traded company?

Yes. Hewitt went public on June 27, 2002. Their stock trades on the NYSE under the stock symbol HEW. You can visit www.hewittassociates.com to learn more about this great company.

Q. A.

What is Hewitt’s mission statement?

Hewitt’ mission is making the world a better place to work. It has four pillars of shared purpose that guide its decisions and actions:

• Keep clients first

• Create a rewarding work experience

• Grow with intention

• Get lean

Q. A.

What are the market factors that drive Hewitt’s growth?

Hewitt commonly refers to three market factors that drive its growth:

• Pressure on clients to reduce costs

• Need for clients to improve flexibility and focus on their core business

• Challenge of managing compliance risks and satisfying changing regulations

	Q.	How are Hewitt services similar or different to Aon? What is the difference between Hewitt Benefits Admin and HR BPO business?
A.

Hewitt offers services in 3 areas — consulting, benefits outsourcing and HR Business Process Outsourcing. In consulting, the offering is primarily based around healthcare, retirement and financial management, talent, and communication consulting services. Both Aon and Hewitt have solid offerings in this space with over $1.3 billion and $1.0 billion in revenues respectively. Aon is strong with mid market (<2,500 employees) clients and Hewitt has a strong large market client base.

Benefits Outsourcing includes defined benefits administration, defined contribution administration and health and welfare administration. Hewitt has a strong presence in this area with $1.5 billion in revenues. Aon has a specialized practice with over $200 million in revenues.

HR BPO (Business Process Outsourcing) — is defined as outsourcing services that include HR functions such as benefits, payroll, workforce administration, and other HR services. Hewitt is the market leader in this space with $480 million in revenues. Aon does not have an offering in this area.

	Q. A.	Does Hewitt have a global presence? Yes, Hewitt operates in more than 30 countries with 110 offices across the globe. However, about 75% of its revenues come from within the U.S.

About Aon
Q. A.

Who is Aon? What do they do?

Aon is the leading global provider of risk management, insurance and reinsurance brokerage services and has a growing presence in human capital consulting and outsourcing. Its 36,000 associates generate $7.7B in revenue working from 500 offices in 120 countries. While some may know Aon primarily as an insurance broker, under the direction of the President and CEO, Greg Case, the company has been reshaping its business over the past five years to focus on two global business lines: Risk and Human Capital. The company restructured its portfolio—divesting the insurance underwriting businesses, implementing a “lean” initiative to simplify the cost structure and completing a number of strategic acquisitions. In its Human Capital business, Aon is driving growth through several key initiatives: strengthening its Health and Welfare business, building its investment consulting capabilities, increasing its presence in emerging economies, and rolling out new tools and messages to better promote their full portfolio of solutions. Longer term, Aon sees opportunities to offer brokerage solutions to Hewitt clients and believes existing Aon brokerage clients will be receptive to many Hewitt solutions as well.

	Q. A.	Is Aon a publicly traded company? Yes. Aon went public in 1987 as “Aon,” a Gaelic word meaning “Oneness.” The company is listed on the New York Stock Exchange as AON.

	Q. A.	Where are they located? Aon is headquartered in Chicago, Illinois, and has more than 500 offices in 120 countries.

	Q. A.	What were their revenues in 2009? Aon reported revenues of more than $7.7 billion in 2009.

	Q.	When is Aon’s fiscal year?
	A.	Aon’s fiscal year coincides with the calendar year. Its next fiscal year will begin on January 1, 2011.

Q. A.

Who leads Aon?

Aon is run by President and Chief Executive Officer, Greg Case. Greg Case has nearly two decades of experience in the insurance and financial services industries.

Before joining Aon, he served on the governing Shareholders’ Committee at McKinsey & Company, and led their Global Insurance and Financial Services Practice. Prior to McKinsey, he worked for the investment banking firm of Piper, Jaffray and Hopwood and at the Federal Reserve Bank. He also currently serves as a Director of Discover Financial Services.

NEW	Q. A.

What does Aon do in their risk business?

•   Aon’s largest business, Aon Risk Services, works with clients who need advice and solutions on a wide variety of risks — ranging from property and casualty to natural catastrophes to employee injuries to terrorist strikes. Insurance companies often require their own insurance for the risks they face or choose to syndicate some of the risk they assume — this is called reinsurance. Aon Benfield, another Aon subsidiary, is a reinsurance specialist and the largest insurance broker in the world.

About Me
My Job
Q. A.

How will this affect my job?

There are no immediate changes. We are continuing to serve our clients today just like we did yesterday.

It’s important to remember that the focus of this acquisition is on accelerating top-line growth. The retention and engagement of our entire team is critical to delivering on our client commitments, transitioning well and setting ourselves up for ongoing success. Ultimately, this will create new and broader career development opportunities for many associates.

We understand that combining two organizations always creates uncertainty. While we don’t have the answers today, we have already started to map our capabilities and resources. We are fully committed to working through a structured and rapid process to name the new leadership team and our go-to-market plan by practice and geography.

As you would expect with a combination of this size, we will have a plan to eliminate redundant costs from both organizations. These efforts will be focused in areas where there is overlap or further economies to be realized, such as real estate, supplier savings, technology, corporate services functions, and the significant costs of running a public company. We have formed a joint team responsible for the transition planning. It is inevitable that there will be some job loss, but we will handle these situations with fairness and respect for those associates.

	Q. A.	What should I do differently now? Nothing. You should keep doing what you are doing. Your number one priority should be to deliver excellent client service and continue with our efforts to improve the business and sell new work.

NEW	Q. A.

How should I handle any calls I get from competitors or headhunters?

Hang up right away! In all seriousness, we do expect that the frequency of calls from competitors or headhunters will increase during the transition as these groups try to use the normal uncertainty created by a merger to their advantage. These types of calls are a testament to the great people we have at both organizations. There will be many opportunities at Aon Hewitt that will become more clear once we can begin working as one company. How you respond to personal solicitations is your decision.

NEW	Q. A.

Will there be new job opportunities as a result of the merger?

Yes, we expect there will be new job opportunities for some individuals as we integrate our organization. These will become clearer once we can begin working as one company.

My Pay and Benefits
Q. A.

Will my pay and benefits change?

We do not expect any near-term changes to Aon or Hewitt benefits or compensation during the transition period. After the deal closes, we will share more about any changes to benefits.

	Q. A.	Will my pay change? Your pay will remain the same during the transition period.

Q. A.

Hewitt: What will happen to my FY10 annual bonus?

We expect that the transaction will close after Hewitt’s fiscal year and bonus measurement period has ended (September 30, 2010). Therefore, all current performance and bonus plans will remain in effect and performance against defined metrics and goals will be used to determine payouts for the current fiscal year. Aon is committed to providing a competitive compensation and benefits package for its associates.

NEW	Q.	Hewitt: Since we postponed the annual engagement survey, what will we use for that measure in some bonus plans?
A.

The annual engagement survey was scheduled to run during the period of the merger announcement. While the survey was already launched in India and Europe, we made the decision to stop the process in other geographies because we knew the results would be impacted by the announcement. We are considering completing the survey with some additional questions as input to the integration work. We will confirm our approach on the bonus measure (for those for which it applies) shortly.

NEW	Q. A.	Hewitt: Will we move to Aon’s benefit programs? Hewitt associates will move to a new benefits program over time. We are determining the timing of the changeover and will share more when we can.

Equity
	Q. A.	How does the transaction work? Aon has offered $50 per share of Hewitt stock. Both Hewitt and Aon shareholders must approve the deal. We expect this to occur sometime in November.

	Q. A.	Hewitt: What will happen to my unvested Restricted Stock Units (RSUs)? On the effective date the deal closes (anticipated sometime in November), all RSUs will become fully vested shares of Hewitt common stock. These Hewitt common shares will then be paid out in a mix of cash and Aon stock. For each Hewitt share, you will receive consideration equal to $25.61 cash plus 0.6362 shares of Aon stock for each Hewitt share. The final value of your equity will fluctuate with the value of Aon stock. The vesting of RSUs is a taxable event. As is the process for RSU vesting that has occurred in the past, a portion of the shares that vest will be withheld to cover the tax liability in the US and many countries. (Tax impact and withholding will vary based on the country in which you are located). We are working with Aon along with Morgan Stanley Smith Barney to further define the process for converting Hewitt RSUs, including the timing thereof. More details will be communicated in the coming weeks.

Q. A.

Hewitt: What will happen with my vested restricted stock units?

Between now and closing, as a Hewitt shareholder, you will have the opportunity to choose one of three considerations:

1. Mix of $25.61 cash plus 0.6362 shares of Aon stock for each Hewitt share

2. The same value paid in 100% cash

3. The same value paid in 100% Aon stock

Shareholders that elect to receive 100% stock or 100% cash may be subject to a pro rata adjustment under certain circumstances that will affect the mix of consideration they receive but not the value. More details concerning the election process will be provided in the coming weeks.

Q. A.

Hewitt: What will happen to my stock options?

On the effective date the deal closes, all unvested stock options will become fully vested and exercisable. If you are a stock option holder, 100% of your outstanding Hewitt stock options must be converted to options to purchase Aon stock. The number of Aon options and their strike price will be adjusted in order to maintain the option spread immediately before and after the closing of the merger. In other words, if your Hewitt options have a $25,000 “in-the-money” value before the closing, they will have the same $25,000 “in-the-money” value after the closing. The accelerated vesting and conversion to Aon options are not taxable events. We are working with Aon along with Morgan Stanley Smith Barney to further define the process for converting Hewitt stock options, including the timing thereof. More details will be communicated in the coming weeks.

Q. A.

Hewitt: What will happen to the cash LTI program?

The Cash LTI awards will become fully vested on the effective date the deal closes. Like RSUs, Cash LTI awards will be taxable. The administration of this process will be further defined with our plan record keeper and more details will follow in the coming weeks.

Q. A.

Hewitt: Can I sell my stock between the announcement and the close?

As a general matter, the pending transaction, once announced, will not affect your ability to sell your stock. You will, however, continue to be subject to Hewitt’s general policies concerning stock sales, including blackout policies and general restrictions on sales, when you are in possession of material undisclosed information.

NEW	Q. A.

Hewitt: Am I guaranteed to receive $50/share upon the deal closing?

No. You will receive a value equal to $25.61 + 0.6362 shares of Aon stock for each Hewitt share. The actual value per share at the time the transaction closes will be based on the current Aon stock price. To calculate the value of the .6362 Aon share on the acquisition closing date, multiply that fractional value by the Aon stock price on the acquisition closing date.

HR Policies
NEW	Q.	Hewitt: Does Aon allow virtual work arrangements? Will I be able to keep my Alternative Work Pattern (AWP)?
A.

Yes, Aon does allow virtual working and a variety of alternative work arrangements where it makes sense for the business. We will review and harmonize these policies as part of the transition and communicate any changes if necessary. As a reminder, all AWPs are subject to regular review and this will not change.

Transition
	Q.	Will Aon and Hewitt be able to sign deals and make commitments in the interim period?
A.

Both Aon and Hewitt are stand-alone companies until the deal closes. Greg/Russ and their respective executive teams continue to have the authority to commit the organizations, subject to the terms of the merger agreement. Aon will honor all commitments Hewitt has made and will make. There is no change in process or delegation of authority until the deal closes, at which time we will communicate the new governance.

Q. A.

Should I be doing anything differently now that we will be part of a different organization?

No. Aon and Hewitt must continue to operate independently until the deal closes, which is expected to occur in November. Your top priority should remain to deliver excellent service to our clients. We are still operating according to our fiscal year plan.

Q. A.

How will we integrate the two organizations?

Following the close of the transaction, we intend to combine our business with Aon’s existing operations and run the business globally under the Aon Hewitt brand. We don’t have further specifics now, but we are establishing an integration planning process made up of members of both organizations that will begin working on how we can best use each other’s strengths and bring our two companies together. Given the complementary nature of our companies and the talented teams at Aon and Hewitt, we anticipate a smooth integration of our two companies.

Q. A.

What happens next?

During this period between signing and closing, we have appointed a transition team led by Greg Besio (chief administration officer, Aon), Baljit Dail (co-chief executive officer of Aon Consulting and chief operating officer of Aon Benfield), Eric Fiedler (co-president of Hewitt consulting), Kathryn Hayley (co-chief executive officer, Aon Consulting), Kristi Savacool (senior vice president, Hewitt benefits outsourcing), Jim Konieczny (president, Hewitt HR Business Process Outsourcing), Yvan Legris (co-president of Hewitt consulting), Eric Koenig (senior vice president and head of Aon corporate strategy), and Matt Levin (senior vice president of Hewitt’s corporate development and strategy). This team will begin to work through the many decisions we need to make to smoothly integrate the business on all levels: for example, people, culture, technology, solutions, real estate, sales & account management, marketing, finance, etc.

We know this is a big change and a lot to absorb. Nothing is happening immediately, so you will have some time to learn more and understand how this will affect you and your team. In the meantime, our clients are still counting on us to deliver the same great work, and it is critical that we exceed their expectations.

NEW	Q. A.

How were the leaders on the integration team determined? How will businesses/practices be represented if the aligned business/practice leader isn’t on the team?

Russ and Greg Case selected a subset of senior leaders to represent both Aon and Hewitt on the integration steering committee. Between Kristi Savacool, Jim Konieczny, and Yvan Legris, Hewitt has leadership from its three primary business segments—-Benefits, HR BPO, and Consulting. This transition steering committee is led by Aon’s Greg Besio, and will oversee all integration decisions and will represent all businesses and practices within Hewitt. Russ has named Matt Levin to serve as Hewitt’s overall Integration Leader working alongside Eric Koenig from Aon to lead the various workstreams for integrating the two businesses. As we confirm workstreams and form working groups, more leaders and associates will be asked to participate. We’ll share more about the process.

NEW	Q. A.

How will we make sure it’s a true integration of the two companies?

The steering committee is establishing a set of guiding principles to ensure the team makes decisions that represent the best of our two organizations. Both sides recognize that Hewitt and Aon Consulting are both people-based businesses and our first guiding principle is that we are all committed to a fair and transparent process that treats all associates and colleagues with care and respect. The integration team and working groups will be staffed with representatives from both organizations to foster an open and complete dialogue.

NEW	Q. A.

Can I volunteer to work on the integration?

We understand that many associates would like to participate in the integration and we will definitely need help. We’re still identifying the various workstream leaders and will then build out the workstream teams based on the skills and knowledge we need. Above all, everyone can help during the transition by staying focused on our serving our clients and keeping the business running smoothly.

The Deal
NEW	Q.	Hewitt: Can you share more about how we determined that $50/share was a good price for our company?
A.

The $50/share purchase price represents a 41% premium over Hewitt’s stock price at the time of the announcement. Our executive team and our board of directors considered our strategic plans for the business, the competitive environment, the forecasts of our likely results and the risks of obtaining our goals. After much analysis and discussion, they felt strongly that the merger provided a more attractive return for our stockholders on a risk-adjusted basis and provided the business with the greatest opportunity for continued success in light of the changes in the competitive landscape. The response from the vast majority of our largest shareholders has been very positive.

NEW	Q. A.

Hewitt: What do associates get out of this deal if they don’t have stock?

Our senior leadership and our board of directors believe that this merger provides the greatest opportunity for the continued growth and success of our business. This translates into more jobs, more career opportunities and more rewards for all associates who are part of the Aon Hewitt organization.

NEW	Q. A.

I’ve seen this called both a merger and an acquisition. Which is it?

These terms are often used interchangeably. Aon will acquire Hewitt. But, when the transaction closes, Hewitt will combine with Aon’s Consulting business to form Aon Hewitt. Even though one organization is buying the other, the purchase is in the form of a merger. After the merger, we will maintain a lot of the aspects of the acquired Hewitt business (i.e., the Hewitt brand, the basic outsourcing business model, etc.).

NEW	Q.	Hewitt: Are we still focused on growth? Or was this merger about taking costs out of our business?
A.

This union will allow us to accelerate top-line growth while continuing our quality and lean initiatives to ensure the growth is profitable. Both Aon and Hewitt are focused on growth, and bringing the two organizations together expands our client base, providing new opportunities to sell our respective services and much greater distribution, particularly in the mid-market and internationally. There will be cost-saving opportunities from eliminating the duplicate corporate overhead and streamlining areas of overlap such as real estate, technology and suppliers. But, to be clear, we would not have done this deal had we not thought that the two businesses combined could grow at more accelerated rates than they would apart. While we need to take out redundant cost, the long-term strategy is all about growth.

Clients
Q. A.

How are we telling our clients?

Executive Sponsors, Account Executives, Sales Executives, Lead Consultants, and all other client-facing colleagues were briefed on the news and have contacted clients immediately. In addition, Russ sent an e-mail to thousands of Hewitt client contacts when the press release was issued, as did Greg for Aon clients. We have a complex and robust client outreach plan that will continue throughout the integration.

	Q.	Hewitt: I’m not an Account Executive, but I talk to my client contact every day. What should I say to him/her?
A.

Talk to your Account Executive or, if there is no Account Executive, to the lead consultant first. It may make sense for you to inform your client contact, but the Account Executive (or lead consultant) has the lead in determining the appropriate outreach.

Q. A.

What if my client contact asks me about the news? What should I say?

Since this news is very new to you as well, use a response like the following:

“I am learning about this at the same time that you are, but we are excited about the potential for the Hewitt/Aon combination and the opportunities it brings for our clients. What I can tell you is that you will not experience any change in service as a result of this announcement. You will continue to have the same team delivering for you today that you did last week. We will continue to keep you informed of any developments, but until that time, it is business as usual.”

Q. A.

What’s in this for Hewitt clients? What’s in this for Aon’s clients?

We’re looking at this in terms of how we ensure we can meet clients’ needs for the long term. Aon offers Hewitt access to capital, scale, global markets, and relationships that enhance our ability to serve clients in the future. Hewitt will now have more resources to deploy to serve clients very well and extend its leadership as the preeminent HR services firm.

Similarly, the Hewitt business is renowned in the industry for its commitment to excellent client service, creating a rewarding experience for its associates, and for operational excellence, which are the same values as Aon’s.

As part of Aon, Hewitt can continue to build upon on these strengths and create an unparalleled consulting and outsourcing franchise with global reach, diverse product and solutions capability and world-class colleagues to effectively serve the ever-evolving needs of clients.

	Q.	My client does business with both Aon and Hewitt. Does this announcement change the way we should work with them?
A.

No. Until the transaction is closed, Aon and Hewitt will continue to operate as two separate businesses and compete vigorously against each other. Clients will be serviced in the same manner as in the past, with no changes to client teams. For consulting, clients should continue to choose their consultant based on the value they believe is offered by Aon or Hewitt in any RFP process. The two businesses will not conduct business together or share client information until the closing is completed. After the transaction is closed, we intend to maintain client team structures but integrate the distinctive benefits that Aon and Hewitt deliver to clients.

Q.

Who should clients call for service issues?

Until the transaction is closed, clients should continue to follow their current processes to request service from Aon or Hewitt. After the closing is completed, we intend to present consistent and integrated service to all of our clients. More details about post-closing service will be available to clients as we progress through the closing of the merger.

NEW	Q. A.

What feedback have we heard from clients about the merger?

In general, our clients have been supportive of our merger plans. Not surprisingly, their primary concern has been any distraction this may cause for associates, but we’ve continued to assure them that each of us is 100% focused on delivering excellent service for them, and that we don’t expect changes to their teams. Our clients come first and will be particularly sensitive during the integration process. We absolutely cannot be distracted from delivering world-class service to them as we do today.

NEW	Q. A.

Hewitt: Should we continue to sell against Aon until the transaction closes?

Yes. Until the transaction closes in November we will continue to operate as separate companies and will compete vigorously against each other for new opportunities. If you have any questions about this, please address them to Steven Kyono or Matthew Levin.

NEW	Q. A.

Hewitt: What will happen to competitors of Aon who are our clients? Will they leave?

In general, our clients have been supportive of our merger plans. We have contacted each of our clients to inform them about the merger personally and to understand any specific concerns. While not always made public, we do provide certain services for some of our own competitors now and we expect this to continue based on the strength of our solutions. We will, of course, manage each client situation very carefully throughout the transition.

NEW	Q. A.

Hewitt: Do we have to sign new contracts with our existing clients as we merge with Aon?

Few of our contracts have change in control provisions that would allow a client to exit based on a change in ownership. For those who do, we are working closely with our contacts to gain the necessary consents during the transition period.

The Business
Benefits Outsourcing
	Q. A.	How big is Aon’s Benefits Outsourcing business? Aon serves 1,025 clients and administers benefits for 3.5 million participants.

Q. A.

What markets does Aon serve for Benefits Outsourcing?

Aon focuses primarily on what we would call the middle market, usually targeting companies with an average employee base of 5,000 employees. Aon does not have an offer that competes with Hewitt’s Large Market offer.

Aon has Benefits Outsourcing operations in both North America and Europe.

Q. A.

Will Hewitt migrate any of our clients to Aon’s platforms? Or vice versa?

We do not have any plans to convert clients to other platforms. Hewitt’s TBA platform is one-of-a-kind in the industry, and provides the scale and flexibility Aon was seeking to expand the offer. In the middle market, Hewitt’s CBA, DBCalc, FS5, and Enterprise platforms are proven and resonating well in the market. In Europe, Hewitt already is underway with some conversions to aquila. This is the same platform Aon already uses.

NEW	Q.	What was appealing to Aon about our Benefits Outsourcing business? Are they committed to it the way we are?
A.

Aon is committed to being the number one human capital services firm and expanding their outsourcing capabilities and reach is an important part of achieving that goal. Hewitt brings best-in-class proprietary products, a blue chip client list and our reputation as the market leader in this space. Aon has a benefits outsourcing business, primarily focused on the middle market. They offer defined benefit (DB) and health and welfare (HW) services, but also offer defined contribution (DC) on a smaller scale in some regions. In total, their benefits outsourcing business is about $190 million in revenues with about 100 clients, where Hewitt’s Benefits Outsourcing business is about $1.5 billion with about 300 clients. The combined Aon Hewitt will be a much more balanced business versus the competitive set, with about half of its revenue coming from outsourcing. This too was a very attractive feature of the deal, particularly given the recurring nature of the outsourcing business and its embedded position within our clients’ workflows.

NEW	Q. A.

When will we know which Benefits platforms we will use?

These decisions will be carefully considered and determined as part of the integration process. What we can say now is that Hewitt’s large market TBA system will continue to be the platform for large clients and those with complex plans because Aon does not currently serve this market. Our mid-market platforms are proven and resonating well in the market and we have no plans to convert clients off those platforms.

HR BPO
	Q. A.	Does Aon have an HR BPO business today? No. They are excited about bringing this added capability to their offer.

	Q. A.	Does Aon plan to keep Hewitt’s HR BPO business? Aon is very excited about the HR BPO business and the growth prospects it brings to the combined organization
Q. A.

Hewitt: I heard we’re close to signing some new HR BPO deals. Does this impact those wins at all?

It shouldn’t. We will reach out to our prospects just as we will our existing clients so they understand what this potential change does and doesn’t mean for them.

NEW	Q.

What was appealing to Aon about our HR BPO business? Are they committed to it the way we are?

Aon does not have an HR BPO business similar to Hewitt’s and only participates in a few stand-alone BPO domains. There is little to no overlap with Hewitt’s BPO business. One of the biggest reasons Aon was interested in merging with Hewitt was due to an interest in extending Hewitt’s HR BPO offering to a broader client base. Aon was attracted to the recurring nature of the business and how HR BPO work makes Hewitt a critical business partner for clients. Aon was equally excited about the growth opportunity of the business, was very impressed with the turnaround in HR BPO, and is excited to bring the team’s talents and skills into the new organization.

NEW	Q. A.

How does being part of Aon benefit the HR BPO business?

Aon has strong and long-lasting relationships with many of the world’s leading companies. They believe that many of their current risk clients will be interested in our HR BPO services and are eager to help us sell our HR BPO offering.

NEW	Q.	There are a number of BPO solutions being implemented now for Hewitt (myHR, EWA, CompLink). Will we continue to move forward with those? Will we use BPO services for the broader Aon organization?
A.

This is a complicated question, and one that we’re actively working. The integration team is looking at the commercial models for both organizations and working through a process to make the right decisions for the newly combined Aon Hewitt.

Consulting
Q. A.

How big is Aon’s Consulting business?

Aon Consulting serves more than 10,000 clients (this includes their small outsourcing business) and has approximately $1.3B in revenue. The combination will double the size of our consulting operation immediately.

Q. A.

What markets does Aon serve?

Aon has traditionally served mid-market clients, while Hewitt’s focus tends to be on large clients in many geographies. A greater portion of Hewitt’s revenue and profitability is generated inside of North America, while Aon earns a larger share of its revenue internationally. Both organizations have strong Consulting businesses, albeit with a different mix of practices. The combination adds capabilities, tools, and resources to all our practices and the growth focus areas of both organizations are consistent.

Q. A.

How will the combination benefit Hewitt’s Consulting segment?

This move accelerates Hewitt’s growth strategy and also addresses many of Hewitt’s current strategic priorities, including:

•  Expanding our global footprint

•  Adding brokerage capabilities

• Growing our health management practice to take capitalize on health care reform and build out our global health management offer • Strengthening our foothold in the middle market
Technology
NEW	Q.	I know Aon outsources their data center/computing facilities to CSC. Will Hewitt do this as well after the merger?
A.

These decisions will be made during the integration process after a thorough analysis of service requirements and costs of the alternatives. Hewitt’s data center operations are state-of-the-art and we have capacity that could be used to support the needs of the broader Aon organization if that proves to be cost effective. Hewitt’s data center capabilities were particularly attractive to Aon as they considered the merger.

NEW	Q.	When will we know which platforms we’ll use for basic infrastructure, like e-mail, knowledge management, financial systems, etc.?
A.

These decisions will be made during the integration process. Our goal will be a common Aon suite of platforms at some point in the future, but there will likely be a phased approach once we determine the best future state.

India
NEW	Q. A.

Hewitt: Will there be job loss in India?

Our capabilities in India were particularly attractive to Aon as they considered the merger. While we can never guarantee jobs, our plan is to grow our off-shore capabilities both to support Hewitt’s planned growth and to support a change in Aon’s business model over time.

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders if Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.